Announcement
PERTH, AUSTRALIA
06 December 2004

ORBITAL COMMERCIAL UPDATE AND FORECAST

PERTH, AUSTRALIA Orbital Corporation Limited today announced that it expected to return to profit in the six months ending June 2005 following an improved performance across most of its businesses. The improvement is underpinned by recent contracts in powertrain consulting and a range of actual or planned product launches in the northern hemisphere by its licensees.

Product Releases

Orbital confirmed the release of the Suzuki Katana 50cc direct injection scooter in Europe. This is the first Japanese branded product utilising Orbitals patented combustion technology, OCP to be released to the market. The scooters 50cc DI engine is supplied under licence by Aprilia.

Kymco, the Taiwanese motorcycle manufacturer, has also advised that they will commence their initial release to selected dealers of their 100cc direct injection scooter, from December 18th 2004. This is Kymcos first product release incorporating OCP and will be the largest displacement OCP scooter engine in the market, providing additional consumer choice.

Significantly, Piaggio Aprilia have also advised of model upgrades or new models recently introduced to their dealers for the new model year, including the Gilera Race Replica 50cc scooter and the new NRG Purejet under the Piaggio brand and the Sr 50 R Factory, replacing the popular SR 50, from Aprilia. Piaggio recently announced the acquisition of Aprilia and Orbital is encouraged by the new managements commitment to the product class and technology demonstrated by these introductions.

Orbitals technology has recently been further developed for the marine sector, to allow the use of alternate heavy fuels in addition to gasoline capability. Two models have recently become commercially available including the Mercury Heavy Fuel Outboard, based on the Optimax Racing 250XS, capable of running on both gasoline and JP5 and a 50hp engine supplied by E.P.Barrus UK capable of running on F44, F34, JP8 and diesel as well as conventional gasoline. Barrus is the largest UK distributor for Mercury Marine and represents a number of other outboard engine OEMs. Their product is based on the Tohatsu 50hp engine. These engines are expected to find markets beyond their initial development application with a number of commercial users, including rescue operators who favour the use of less flammable fuels.

Additionally, Tohatsu have advised of their intention to extend their range of OCP based DI outboard engines in the 2005 model year.

Powertrain Engineering Consulting

Since July 1st Orbital has secured over 6.5 million dollars of engineering contracts. The contracts cover projects including, A complete automotive calibration/emissions upgrade
A direct injection management system for 4 stroke two wheeler applications
Engine calibration and testing
A number of OCP application programs
Government vehicle testing programs.

These contracts together with other anticipated programs are expected to produce a solid second half for F2005.

Research and Development

Considerable scope appears to exist for OCP to be applied to multiple fuel engines, including heavy fuels and bio fuels, as evidenced by the recent commercial introduction of the technology on two marine models. Additionally, there is extended interest in the development of gaseous direct injection systems including for hydrogen and compressed natural gas CNG, with obvious greenhouse emission advantages and with improved performance liquefied petroleum gas LPG engines.

Orbital is also working on a second generation of OCP DI, to provide a reduced cost system for single cylinder applications.

Outlook

At the Companys AGM in late October, Orbital advised of an operating loss for the six months to 31 December 2004, currently forecasted in the range of 1.5 to 1.9 million dollars. The loss has resulted from a combination of poor volumes in both the European scooter market and in the personal watercraft market as well as a delay in powertrain engineering orders which was not corrected until the end of the first quarter. The improvement in powertrain engineering orders, referred to earlier, is expected to improve revenue in the second half of F2005.
This, together with Synerjects typically stronger second half result and an upturn in royalties from both improved market conditions and new model availability, is expected to result in Orbital returning to profit in the second half.

Orbitals most significant new licensee, Bajaj Auto in India, has advised that it is still on plan to introduce its new OCP autorickshaw by December 2005. This introduction, along with other anticipated model introductions, suggests that the soft conditions prevalent in the first half of F2005 should not be expected to be carried into F2006. The Bajaj program is well advanced and to date has met all management milestones.



Forward Looking Statements

This release includes forward looking statements that involve risks and uncertainties. These forward looking statements are based upon managements expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements.
Actual results and events may differ significantly from those projected in the forward looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Companys Form 20F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward looking statements made in this release to reflect events or circumstances after the date of this release.


ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http:www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel: 61 8 9441 2311 USA: Tel: 1866 714 0668